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                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

                        ---------------------------------


In the Matter of:

CENTERPOINT ENERGY, INC.        CERTIFICATE OF
1111 Louisiana                   NOTIFICATION
Houston, Texas  77002

(70-10162)



                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                        ---------------------------------

         THIS IS TO CERTIFY that, in accordance with the terms and conditions of the application-declaration, as amended, of CenterPoint Energy, Inc. in the above-captioned file (the "Application") and the order of the Securities and Exchange Commission with respect thereto (HCAR No. 27775 (December 18, 2003)) (the "Order"), CenterPoint Energy, Inc. (the "Company" or "CenterPoint") is reporting the following information for itself and its subsidiaries. Unless defined herein, capitalized terms have the meaning given them in the Application.


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1.  The Order authorized the formation of CenterPoint Energy Service Company,
    LLC (the "Service Company") as a common service company for the companies in the CenterPoint Energy, Inc. public utility holding company system. In the Order, the Commission required the Company to file this Rule 24 Certificate to provide details and pro forma analysis of a 3-part allocation methodology for certain corporate governance costs. That information is set forth below and in the attachments to this filing.

2.  Allocation Methodology

    The Service Company utilizes a three-factor allocation formula to allocate corporate governance costs among the business units. That factor utilizes total assets (weighted at 40%), total revenues (weighted at 40%) and head count (weighted at 20%). For purposes of the head count calculation, individuals who are corporate officers of the parent holding company are deemed employees of that company. Exhibit A sets forth the components used in the allocation formula and the composite rates generated from the application of those factors.

3.  Pro Forma Statement

    Attached as Exhibit B is a pro forma statement of the various costs that have been identified as corporate governance costs for the corporate services provided by the Service Company. It is based on the 2004 budget for those costs. It also sets forth on a pro forma basis the allocation of those costs to the various business units based on the corporate governance allocation formula the Service Company anticipates utilizing for 2004.

4.  Confidential Treatment Requested

    The Service Company requests confidential treatment for Exhibits A and B in that they include confidential pro forma information for CenterPoint Energy and its subsidiaries.


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                            CENTERPOINT ENERGY, INC.


                                  By: /s/ Rufus S. Scott
                                      ------------------------------------------
                                      Rufus S. Scott
                                      Vice President, Deputy General Counsel and
                                      Assistant Corporate Secretary


Dated: April 30, 2004


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Exhibits
--------

Exhibit           Description

Exhibit A         Composite Ratio Calculation for CenterPoint Energy, Inc.
                  and Subsidiaries, based on budget projections for calendar year 2004. (Confidential treatment requested.)

Exhibit B         Pro Forma Presentation of Composite Ratio Allocations of
                  Governance Costs for 2004 of CenterPoint Energy, Inc. and its subsidiaries based on budget projections for 2004.
                  (Confidential treatment requested.)


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